Exhibit 2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

RESULTS OF OPERATIONS

Nine months ended September 30, 2010 and 2009

Revenues. Revenues increased by approximately $700,000 to approximately $925,000 for the nine months ended September 30, 2010 from approximately $225,000 in the first nine months of 2009. The increase during the first nine months of 2010 is primarily due to revenue recognition under certain product candidate research and collaboration agreements.

Cost of Revenues. Cost of revenues attributable to certain product candidate research and collaboration agreements totaled approximately $198,000 for the first nine months of 2010 and zero for the first nine months of 2009.

Research and Development Expenses, Net. Research and development expenses, net, were approximately $3.7 million for the first nine months of both 2009 and 2010. Governmental and other research and development grants received by us, which are subtracted from research and development expenses in the calculation of research and development expenses, net, increased to approximately $805,000 for the first nine months of 2010 from approximately $697,000 in the first nine months of 2009. This increase was largely offset by the increase in non-cash expense related to stock based compensation, such non-cash expense was approximately $725,000 for the first nine months of 2010 compared with approximately $528,000 for the first nine months of 2009. Research and development expenses, net, as a percentage of total operating expenses, decreased to 58% for the first nine months of 2010 from 62% for the first nine months of 2009.

Marketing and Business Development Expenses. Marketing and business development expenses decreased by 19% to approximately $535,000 for the first nine months of 2010 from approximately $660,000 for the first nine months of 2009. This decrease was due to the consolidation of the company’s business development activities at its corporate offices during 2009. Marketing and business development expenses, as a percentage of total operating expenses, decreased to 8% for the first nine months of 2010 from 11% for the first nine months of 2009.

General and Administrative Expenses. General and administrative expenses increased by 33% to approximately $2.1 million for the first nine months of 2010 from approximately $1.6 million for the first nine months of 2009. The increase was primarily due to non-cash expenses related to stock based compensation which totaled approximately $873,000 for the first nine months of 2010 compared with approximately $495,000 for the first nine months of 2009. Due to this increase in non-cash expenses, general and administrative expenses, as a percentage of total operating expenses, increased to 33% for the first nine months of 2010 from 27% for the first nine months of 2009.

Financial Income, Net. Financial income, net, increased by 62% to approximately $352,000 for the first nine months of 2010, from approximately $217,000 for the first nine months of 2009. This increase was primarily due to an increase in deposits of cash and cash related accounts as a result of our sale of ordinary shares in an “at the market” offering on Nasdaq during the fourth quarter of 2009.

Other Income. Other income, net, decreased to approximately $37,000 for the first nine months of 2009 from approximately $3.7 million for the first nine months of 2009. The $3.7 million reported for the first nine months of 2009 was due to a realized gain in 2009 deriving from the sale of a portion of our holdings of Evogene ordinary shares.

LIQUIDITY AND CAPITAL RESOURCES

Net Cash Used in Operating Activities
Net cash used in operating activities decreased to approximately $3.4 million in the first nine months of 2010 compared with approximately $5.4 million in the first nine months of 2009. Cash was used to fund our net losses for these periods, adjusted for non-cash expenses and changes in operating assets and liabilities, including compensation relating to stock options. The main sources of cash during the first nine months of 2010 were cash bank balances, revenues from product candidate research and collaboration agreements, governmental and other grants, and cash from the exercise of stock options.

Net Cash Used in Investing Activities
Net cash used in investing activities consisted of investments in bank deposits offset by proceeds from redemption of such deposits. Net cash used in investing activities for the first nine months of 2010 was approximately $16.6 million compared with net cash generated by investing activities of approximately $6.3 million in the first nine months of 2009. The increase in deposits in the 2010 period related to the proceeds from our “at the market” offering on Nasdaq at the end of 2009.

Net Cash Provided by Financing Activities
Net cash provided by financing activities was approximately $9.2 million in the first nine months of 2010 and approximately $108,000 in the first nine months of 2009. The principal sources of cash provided by financing activities in the first nine months of 2010 were the receipt of the remaining amounts due from the issuance of shares in an “at the market” offering on Nasdaq in December 2009 and proceeds received from the issuance of ordinary shares as a result of the exercise of stock options.

Net Liquidity
Liquidity refers to liquid financial assets available to fund our business operations and pay for near-term obligations. These liquid financial assets mostly consist of cash and cash equivalents as well as short-term deposits and marketable securities. As of September 30, 2010, we had total cash and cash equivalents as well as short-term deposits of approximately $21.4 million, not including the market value of the approximately one million shares of Evogene ordinary shares owned by the company.